UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	AIP Alternative Lending Fund A

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

Telephone Number:	(800) 421-7572

Name and Address of Agent for Service of Process:

Allan Fajardo, Esq.

335 Madison Avenue, 19th Floor

New York, New York 10017

With Copies to:

Stuart M. Strauss, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095Avenue of the Americas

New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of June, 2017.

AIP Alternative Lending Fund A

/s/ John H. Gernon
Name:	John H. Gernon
Title:	President and Principal Executive Officer

Attest:

/s/ Allan Fajardo
Name:	Allan Fajardo
Title:	Assistant Secretary